21002863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 69705

SEC Mail Processing Section
MAR 03 2021
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

General Wellington Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue – 43rd Fl.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan — (212) 803-7153
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Wellington Capital LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARTHA GUARINI
Notary Public - State of New York
NO. 01GU6181319
Qualified in Nassau County
My Commission Expires Mar 31, 2024

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of General Wellington Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of General Wellington Capital LLC (the Company) as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of General Wellington Capital LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of General Wellington Capital LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to General Wellington Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as General Wellington Capital LLC's auditor since 2019.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2021

GENERAL WELLINGTON CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets	
Cash	$ 274,153
Accounts receivable	29,238
Other assets	8,826
Total Assets	$ 312,217
Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 159,866
Members' Equity	152,351
Total Liabilities & Members' Equity	$ 312,217

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business

General Wellington Capital, LLC (the "Company"), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company provides financial advisory and marketing services to institutional investment managers. The Company's effective date of organization was November 1, 2015. The effective date of the Company's registration as a broker-dealer was June 27, 2016.

Note 2 – Summary of Significant Accounting Principles

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles general accepted in the United States of America ("US GAAP").

Use of Estimates in the Financial Statements

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

The Company provided financial advisory and marketing services from raising capital on behalf of institutional investment managers and earns a fee under the terms of the agreement. Effective January 1, 2018, the Company adopted the ASC 606 standard *Revenues from Contracts with Customers:* identify contract with a customer: identify the performance obligations in the contract; determine transaction price; allocate transaction price to performance obligations; recognize revenue when performance obligation satisfied.

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party transaction or acting as an "agent" in the transaction. For those transactions which the Company is considered as acting as an "agent", revenues are recorded on a net basis.

Revenue Recognition (Cont'd)

The Company enters into arrangements with investment advisors and other business entities to perform marketing services to potential investors. The Company may receive referral fees paid by the investment advisors or other entities upon the receipt of management fees. The Company believes that the performance obligation is determined when the initial investment in the fund or business entity is made and as such is fulfilled at the point in time when the referred investor allocates. These are considered variable amounts, as the uncertainty is dependent on the value of the investment at future points in time as well as the length of time the referred investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for federal income taxes has been recorded on the accompanying financial statement.

Accounts Receivable

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit losses (Topic 326)* ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and any other models with the Current Expected Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining life of the financial assets and expected credit losses for newly recognized financial assets, was well as changes to expected credit losses for newly recognized financial assets, as well as changes to expected losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The standard is effective for the Company for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's financial statement.

Note 3 – Concentrations and Credit Risk

Concentrations:

During the year ended December 31, 2020 the Company primarily generated revenues from nine clients.

Credit Risk

The Company maintains a checking account in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal. The Company is currently above the FDIC limit by $24,153.

Note 4 – Related Party Transactions

Reimbursement Agreement

The Company has a reimbursement agreement with an affiliated entity whom the owner of the affiliate is the owner and designated principal of the Company. The term of the agreement is for three years and expires in December 2021 and may be terminated by either party upon 90 days prior written notice.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as a charge to operations rather than as allocations of membership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, under which the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2020, the Company had net capital of $114,287, which was $103,629 in excess of its net capital requirements of $10,658. The Company's ratio of aggregate indebtedness to net capital was 1.4 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3 under subparagraph (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 6 – Commitments and Contingencies

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Indemnification

The Company has entered into a Business Advisory Agreement with each client; having various terms and conditions outlined within each agreement. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 7 – Subsequent Events

Management has evaluated the impact of all events and transactions occurring after December 31, 2020 and through February 25, 2021, the date this financial statement was available to be issued and has determined that there were no material subsequent events requiring recognition or disclosure.

NOTE 8 – SEP Plan

The Company made a $34,395 contribution to a Simplified Employee Pension ("SEP") plan for 2020. This plan is set up exclusively for the business owner.

NOTE 9 – Impact of COVID-19 on Company operations:

The impact of the COVID-19 pandemic affected the Company both positively and negatively. The Company was able to carry out its financial operations and maintain its compliance systems in an effective manner. The Company's various cloud-based technologies made it relatively easy to perform these functions remotely. The biggest challenge was the lack of accessibility to Company's office at 295 Madison Avenue in New York City. This created a challenge to the sales and marketing effort. The inability to conduct in person meetings in the office forced the Company to find remote work sites and locations where in-person meetings were possible.

NOTE 10 – Contingency financing

Management sought out and received two sources of contingency financing from the U.S. Small Business Administration ("SBA"). An SBA loan in the amount of $57,500 was secured on May 31, 2020. The note carries an interest rate of 3.75% and matures in thirty years May 1, 2050. A Paycheck Protection Program Loan ("PPP) in the amount of $28,332 was secured on May 5, 2020. The PPP note carries a 1% interest rate and matures on May 5, 2022.